Exhibit 99.1

NuCana Reports Fourth Quarter and Year-End 2022 Financial Results and

Provides Business Update

Multiple Important Data Readouts Expected in 2023

Well Capitalized with Anticipated Cash Runway into 2025

Edinburgh, United Kingdom, April 4, 2023 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2022 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of December 31, 2022, NuCana had cash and cash equivalents of £41.9 million compared to £50.8 million as of September 30, 2022 and £60.3 million at December 31, 2021. NuCana continues to advance its various clinical programs and reported a net loss of £15.2 million for the quarter ended December 31, 2022, as compared to a net loss of £13.6 million for the quarter ended December 31, 2021. Net loss for the year ended December 31, 2022 was £32.0 million, compared to a net loss of £40.5 million for the year ended December 31, 2021. Basic and diluted loss per share was £0.29 for the quarter and £0.61 for the year ended December 31, 2022, as compared to £0.26 per share for the comparable quarter and £0.78 for the year ended December 31, 2021.

“We had a very productive 2022 as we achieved numerous development milestones for NUC-3373 and NUC-7738,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “During the year, we determined the recommended Phase 2 dose for both NUC-3373 and NUC-7738. Both of these product candidates have progressed to Phase 2 development and are being evaluated in novel combinations and additional indications. We also presented promising efficacy and safety data that continue to demonstrate the potential of our ProTides to offer more effective and safer treatment options for patients with cancer.”

Mr. Griffith continued: “Looking ahead to 2023, we expect to make several important data announcements across our pipeline. For NUC-3373, which we believe has the potential to replace 5-FU across multiple tumor types, we plan to provide updates from three clinical studies: the Phase 2 part of NuTide:302 in which NUC-3373 is being combined with leucovorin and either irinotecan (NUFIRI) or oxaliplatin (NUFOX) plus bevacizumab in patients with second-line colorectal cancer; NuTide:323, a randomized Phase 2 study of NUFIRI plus bevacizumab compared to the standard of care FOLFIRI plus bevacizumab for the second-line treatment of patients with colorectal cancer; and NuTide:303, a Phase 1b/2 modular study of NUC-3373 in combination with pembrolizumab in patients with various solid tumors and in combination with docetaxel in patients with lung cancer.”

Mr. Griffith added: “NuTide:323 will include 171 patients and compare NUFIRI plus bevacizumab based on weekly and alternate weekly NUC-3373 dosing schedules to FOLFIRI plus bevacizumab. We believe NuTide:323 has the potential to provide meaningful data in our target population of second-line patients with colorectal cancer and enable us to optimize a Phase 3 study. Additionally, given 5-FU’s broad usage across multiple tumor types, we are excited to be expediting the NuTide:303 study, which is designed to identify novel combinations and additional indications for development.”

Mr. Griffith said: “For NUC-7738, which is based on a novel nucleoside, 3’-deoxyadenosine, we look forward to announcing data from the Phase 2 part of the NuTide:701 study which is investigating NUC-7738 both as a monotherapy in patients with solid tumors and in combination with pembrolizumab in patients with melanoma.”

Mr. Griffith concluded: “Overall, we are pleased with the progress we have made with NUC-3373 and NUC-7738 in 2022. With a cash runway expected to fund operations into 2025, we look forward to an exciting year for NuCana.”

2023 Anticipated Milestones

•	NUC-3373 (a ProTide transformation of 5-FU)

In 2023, NuCana expects to:

•

Announce data from the Phase 2 (NuTide:302) study of NUC-3373 combined with irinotecan and bevacizumab and in combination with oxaliplatin and bevacizumab in second-line patients with colorectal cancer;

•	Announce data from the randomized, controlled Phase 2 (NuTide:323) study of NUC-3373 in combination with irinotecan/bevacizumab for the second-line treatment of patients with colorectal cancer; and

•

Announce data from the Phase 1b (NuTide:303) modular study of NUC-3373 in combination with pembrolizumab in patients with various solid tumors and in combination with docetaxel in patients with lung cancer to identify additional indications for development.

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In 2023, NuCana expects to:

•	Announce data from the Phase 1 part of the NuTide:701 study of NUC-7738 in patients with solid tumors; and

•	Announce data from the Phase 2 part of the NuTide:701 study of NUC-7738 both as monotherapy in patients with solid tumors and in combination with pembrolizumab in patients with melanoma.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373, in combination with other agents, is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NuCana has also initiated a randomized Phase 2 study of NUC-3373, in combination with other agents, for the second-line treatment of patients with advanced colorectal cancer. In addition, NuCana has initiated a Phase 1b/2 modular study of NUC-3373 in combination with other agents, including the PD-1 inhibitor pembrolizumab, in patients with advanced solid tumors to identify additional indications for development. NUC-7738 is a transformation of 3’-deoxyadenosine, a novel anti-cancer nucleoside analog. NUC-7738 is in the Phase 2 part of a Phase 1/2 study in patients with advanced solid tumors which is evaluating NUC-7738 as a monotherapy and in combination with pembrolizumab.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash, cash equivalents and marketable securities to fund its planned operations into 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on April 4, 2023, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2022	2021	2022	2021

	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(13,188)	(10,634)	(36,426)	(36,834)
Administrative expenses	(1,535)	(2,073)	(7,291)	(8,529)
Impairment of intangible assets	(292)	(2,809)	(292)	(2,809)
Net foreign exchange (losses) gains	(2,233)	(221)	4,887	267

Operating loss	(17,248)	(15,737)	(39,122)	(47,905)
Finance income	289	22	669	103

Loss before tax	(16,959)	(15,715)	(38,453)	(47,802)
Income tax credit	1,760	2,071	6,432	7,269

Loss for the period	(15,199)	(13,644)	(32,021)	(40,533)

Basic and diluted loss per share	(0.29)	(0.26)	(0.61)	(0.78)

Condensed Consolidated Statements of Financial Position as at

	December 31, 2022	December 31, 2021

	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,365	2,410
Property, plant and equipment	866	851
Deferred tax asset	103	60
Other assets	—	2,540

	3,334	5,861
Current assets
Prepayments, accrued income and other receivables	3,957	4,161
Current income tax receivable	6,367	7,188
Other assets	2,684	—
Cash and cash equivalents	41,912	60,264

	54,920	71,613

Total assets	58,254	77,474

Equity and liabilities
Capital and reserves
Share capital and share premium	143,203	143,137
Other reserves	75,872	72,137
Accumulated deficit	(180,573)	(149,726)

Total equity attributable to equity holders of the Company	38,502	65,548

Non-current liabilities
Provisions	46	46
Lease liabilities	396	164

	442	210
Current liabilities
Trade payables	4,803	1,829
Payroll taxes and social security	162	170
Accrued expenditure	10,002	9,510
Lease liabilities	243	207
Provisions	4,100	—

	19,310	11,716
Total liabilities	19,752	11,926

Total equity and liabilities	58,254	77,474

Condensed Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2022	2021

	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(32,021)	(40,533)
Adjustments for:
Income tax credit	(6,432)	(7,269)
Amortization, depreciation and loss on disposal	732	942
Impairment of intangible assets	292	2,809
Movement in provisions	4,100	—
Finance income	(669)	(103)
Interest expense on lease liabilities	21	18
Share-based payments	4,890	6,664
Net foreign exchange gains	(5,014)	(335)

	(34,101)	(37,807)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	307	473
Increase (decrease) in trade payables	2,974	(428)
Increase in payroll taxes, social security and accrued expenditure	442	4,050

Movements in working capital	3,723	4,095

Cash used in operations	(30,378)	(33,712)

Net income tax received	7,220	9,888

Net cash used in operating activities	(23,158)	(23,824)

Cash flows from investing activities
Interest received	638	101
Payments for property, plant and equipment	(12)	(64)
Payments for intangible assets	(506)	(1,001)
Payments for other non-current assets	—	(2,597)

Net cash from (used in) investing activities	120	(3,561)

Cash flows from financing activities
Payments for lease liabilities	(227)	(296)
Proceeds from issue of share capital	66	198

Net cash used in financing activities	(161)	(98)

Net decrease in cash and cash equivalents	(23,199)	(27,483)
Cash and cash equivalents at beginning of year	60,264	87,356

Effect of exchange rate changes on cash and cash equivalents	4,847	391

Cash and cash equivalents at end of year	41,912	60,264

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com